

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2022

Andross Chan
Chief Executive Officer
Graphex Group Ltd
11/F COFCO Tower
262 Gloucester Road
Causeway Bay, Hong Kong

> **Re: Graphex Group Ltd**
> **Draft Registration Statement on Form F-1**
> **Filed December 15, 2021**
> **File No. 377-05794**

Dear Mr. Chan:

　　We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

General

1.　We note your references throughout your registration statement to "industry analysts" and "third-party industry studies." Please tell us whether you commissioned any of studies or reports for use in the registration statement. If so, please identify in your disclosure that you commissioned the study and file a consent(s) as an exhibit to the registration statement. See Securities Act Rule 436.

2.　We note your disclosure on page 115 that you rely on equity investment with your WFOE subsidiary to operate your business in the PRC. Please clearly identify your WFOE subsidiary.

3.   We note your disclosure that you expect the global energy storage market to grow at a 53% compound annual growth rate from 6.48 GW in 2019 to approximately 83 GW by 2025. We also note your disclosure that you believe the global SG market will continue to grow at a CAGR of close to 20% and exceed US$4 billion by 2023. Please provide a basis for these statements.

Cover Page

4.   Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

5.   Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

6.   Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a subsidiary or other entities. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

7.   Provide a description of how cash is transferred through your organization and disclosure regarding your intentions to distribute earnings or settle amounts owed under your agreements. State whether any transfers, dividends, or distributions have been made to date.

Prospectus Summary, page 1

8.   In your summary of risk factors, disclose the risks that your corporate structure and being

based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

9. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries' operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

10. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under agreements.

11. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate

completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

12.   Please disclose your history of net losses.

13.   We note the diagrams included on pages 50 to 53. Please also include one organizational chart of your entire business.

Risk Factors, page 14

14.   Please include risk factor disclosure that your auditor has expressed substantial doubt about your ability to continue as a going concern.

15.   Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

16.   In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

17.   Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Use of Proceeds, page 43

18.   We note that a certain portion of the proceeds of this offering will be used to reduce indebtedness. Please disclose the interest rate and maturity of such indebtedness and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. Refer to Item 3.C.4 of Form 20-F.

REGULATIONS, page 115

19.   Please disclose the material effects that the government regulations described in this section have on the company's business.

Compensation of Directors and Executive Officers, page 131

20.   Please update your compensation disclosure as of the fiscal year ended December 31, 2021.

Related Party Transactions, page 137

21.   Please disclose the transactions between the comapny and Lexinter International, Inc. and/or Jeffrey Abramovitz. Please disclose the contractual limitations that prevent Mr. Abramovitz from holding more than thirty percent (30%) of your ordinary shares issued and outstanding. Please refer to Item 7.B of Form 20-F. Please also file the Subscription Agreement, Convertible Note and Warrant Agreement as exhibits to your registration statement.

Notes to the Consolidated Financial Statements
Note 12 - Other Intangible Assets, page F-68

22.   We note that your asset impairment disclosures on pages F-69 and F-70 reference several terms defined in IAS 36, including recoverable amount, value in use, and cash-generating unit ("CGU"). Please tell us how your asset impairment accounting policies comply with U.S. GAAP. As necessary, revise your accounting treatment and disclosures.

Exhibits

23.   Please file as exhibits your agreements that reflect your profit guarantee arrangements for the acquisition of your graphene products business.

You may contact Effie Simpson at (202) 551-3346 or Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing